Exhibit 107

Calculation of Filing Fee Tables

Schedule TO-I

(Form Type)

Anebulo Pharmaceuticals, Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation		Fee rate		Amount of Filing Fee
Fees to Be Paid	$1,050,000	(1)	0.00013810	(2)	$145.01	(2)
Fees Previously Paid	$-		-		$-
Total Transaction Valuation	$1,050,000
Total Fees Due for Filing					$145.01
Total Fees Previously Paid					$-
Total Fee Offsets					$-
Net Fee Due					$145.01

(1)	Estimated solely for purposes of calculating the filing fee. This amount is based on the offer to purchase up to 300,000 shares of common stock, par value $0.001 per share, at the tender offer price of $3.50 per share.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934, as amended, equals $138.10 per $1,000,000 of the value of the transaction.